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[LETTERHEAD]


March 17, 1997


Edsel Guydon, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 7-8
Washington, D.C. 20549


                                              Re: Young Minds, Incorporated
                                                  File No. 333-11713


Dear Mr. Guydon:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Young Minds, Incorporated (the "Company") hereby applies to the Securities and Exchange Commission for withdrawal of Registration Statement No. 333-11713. The grounds for the withdrawal are the inability of the managing underwriter for the proposed offering, Sharpe Capital, Inc. ("Sharpe"), to complete the offering under on terms even remotely approximating the terms set forth in its letter of intent. According to Sharpe, its clearing broker advised Sharpe that it would not be allowed to manage the offering unless a co-managing underwriter acceptable to the clearing broker was obtained. The Company was advised by Sharpe that Sharpe could not find an acceptable co-manager for the offering unless (1) the offering price was reduced by half to approximately $5 to $6 per share, and (2) the shares being included in the registration statement for sale by investors (who had a contractual right to be so included) were removed from the offering. After lengthy negotiations and discussions, it became clear to management for the Company that Sharpe would not proceed with the public offering unless its demands for the substantial reduction in the offering price and elimination of the shares being sold by private investors were accepted. Management does not believe that a public offering on such terms would be in the best interests of the Company and its shareholders, and has terminated its relationship with Sharpe.

     Please forward a copy of the Commission's order granting the requested withdrawal to our securities counsel, Edward T. Swanson of Swanson & Meopos, 1875 Century Park East, Suite 800, Los Angeles, California 90067.

     Thank you for your assistance in this matter.


                                  Very truly yours,

                                  YOUNG MINDS, INCORPORATED

                                  By /s/ David H. Cote
                                     -----------------------------
                                     David H. Cote